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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                               (AMENDMENT NO. 1)


                             ILLINOIS POWER COMPANY
                                (Name of Issuer)

                              ILLINOVA CORPORATION
                       (Name of Person Filing Statement)

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
                       TITLE                                           CUSIP NUMBER
                       -----                                           ------------
    CUMULATIVE PREFERRED STOCK ($50 PAR VALUE)
                   4.08% SERIES                                         452092 20 8
                   4.20% SERIES                                         452092 30 7
                   4.26% SERIES                                         452092 40 6
                   4.42% SERIES                                         452092 50 5
                   4.70% SERIES                                         452092 60 4
                   7.75% SERIES                                         452092 79 4
                            (Title and CUSIP Number of Class of Securities)

                          LEAH MANNING STETZNER, ESQ.
                    GENERAL COUNSEL AND CORPORATE SECRETARY
                              ILLINOVA CORPORATION
                               500 S. 27TH STREET
                               DECATUR, IL 62525
                                 (217) 424-6600

                                with a copy to:

                             ROBERT J. REGAN, ESQ.
                             SCHIFF HARDIN & WAITE
                                7200 SEARS TOWER
                            CHICAGO, ILLINOIS 60616
                                 (312) 258-5606

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                               ------------------

                              ON OR ABOUT   , 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                               ------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION*  $52,607,718.80          AMOUNT OF FILING FEE  $10,521.54
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* Solely for purposes of calculating the filing fee and computed pursuant to
  Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as Exhibit 99(a)(1) hereto.
  The purchase price per share for the outstanding shares will be based on a formula utilizing the 30-year Treasury Bond rate (except that the 5-year Treasury Bond rate will be used with respect to the 7.75% Series) at the commencement of the Offer. The above transaction value is based on the formula utilizing the 30-year and 5-year Treasury Bond rates as of February 25, 1998. Any adjustments to the filing fee will be made upon filing an Amendment to this Schedule 13E-4 upon commencement of the Offer.

  [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $10,521.54                  Filing Party: Illinova Corporation
Form or Registration No.: Schedule 13E-4            Date Filed: March 3, 1998


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ITEM 1. SECURITY AND ISSUER.

     (a) Incorporated herein by reference to the information appearing on the
front cover of the Offer to Purchase and Proxy Statement, dated                ,
1998, filed as Exhibit 99(a)(1) to this Issuer Tender Offer Statement on
Schedule 13E-4 (the "Offer to Purchase and Proxy Statement").

     (b) Incorporated herein by reference to the information appearing on the front cover of the Offer to Purchase and Proxy Statement, and to the information appearing under the captions "Terms of the Offer -- Number of Shares; Purchase Prices; Expiration Date; Dividends" and "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

     (c) Incorporated herein by reference to the information appearing under the caption "Price Range of Shares; Dividends" in the Offer to Purchase and Proxy Statement.

     (d) Illinova Corporation, an Illinois corporation ("ILN"), is the person filing this statement and is the parent holding company of the Issuer, Illinois Power Company ("IPC"). ILN's principal office is at 500 S. 27th Street, Decatur, IL 62525.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

     (b) Incorporated herein by reference to the information appearing under the caption "Source and Amount of Funds" in the Offer to Purchase and Proxy Statement.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Incorporated herein by reference to the information appearing under the captions "Special Factors -- Purpose of the Offer; Certain Effects of the Offer; Plans of ILN and IPC After the Offer" and "Proposed Amendment and Proxy Solicitation -- Reasons for the Proposed Amendment" in the Offer to Purchase and Proxy Statement.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Incorporated herein by reference to the information appearing under the caption "Transactions and Agreements Concerning the Shares" in the Offer to Purchase and Proxy Statement.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Incorporated herein by reference to the information appearing under the caption "Fees and Expenses Associated with the Offer" in the Offer to Purchase and Proxy Statement.

ITEM 7. FINANCIAL INFORMATION.


     (a) Incorporated herein by reference to IPC's financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1997, referenced herein as Exhibit 99(g)(1) and to the information appearing under the caption "Summary of Consolidated Financial Information" in the Offer to Purchase and Proxy Statement.


     (b) Not applicable.

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ITEM 8. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) Incorporated herein by reference to the information appearing under the caption "Special Factors -- Certain Legal Matters; Regulatory Approvals; Dissenters' Rights" and "Terms of the Offer -- Certain Conditions of the Offer" in the Offer to Purchase and Proxy Statement.

     (c) Not applicable.

     (d) Not applicable.

     (e) See Exhibits 99(a)(1) and 99(a)(2).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


    EXHIBIT NO.                            DESCRIPTION
    -----------                            -----------
    99(a)(1)       Offer to Purchase and Proxy Statement, dated             ,
                   1998.
    99(a)(2)       Form of Letter of Transmittal and Proxy.
    99(a)(3)       Form of Separate Proxy.
    99(a)(4)       Form of Notice of Guaranteed Delivery.
    99(a)(5)       Notice of Special Meeting of Shareholders.
    99(a)(6)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.
    99(a)(7)       Form of Letter to Clients of Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.
    99(a)(8)       Letter to Shareholders, dated             , 1998.
    99(a)(9)       Summary Advertisement, dated             , 1998.*
    99(a)(10)      Press Release, dated             , 1998.*
    99(b)          Credit Agreement, dated as of June 12, 1996, as amended on
                   June 28, 1996, among ILN, CIBC Inc., as Administrative
                   Agent, The First National Bank of Chicago, Bank of America
                   Illinois, The First National Bank of Boston, Bank of
                   Montreal, The Fuji Bank, Limited, ABN AMRO Bank N.V. Chicago
                   Branch, The Bank of New York and Deutsche Bank A.G. New York
                   Branch and/or Cayman Islands Branch.**
    99(c)          Not applicable.
    99(d)          Not applicable.
    99(e)          Not applicable.
    99(f)          Not applicable.
    99(g)(1)       Annual Report on Form 10-K of IPC for the year ended
                   December 31, 1997, incorporated by reference to SEC File No.
                   1-3004.


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 * To be filed by amendment.

** Previously filed.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998                      ILLINOVA CORPORATION

                                          By: /s/ Leah Manning Stetzner

                                            ------------------------------------
                                            Leah Manning Stetzner,
                                            General Counsel and Corporate
                                              Secretary

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